Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            October 16, 2008

SUPPLEMENT DATED OCTOBER 16, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND SEPTEMBER PERFORMANCE UPDATE

FUND	SEPTEMBER	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	1.31%	10.20%	$79.2M	$1,442.991
Grant Park Futures Fund Class B Units	1.24%	9.49%	$486.6M	$1,251.104
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park’s short positions in the equity indices markets were the largest factor in our positive performance in this sector during September.  Share prices declined because of on-going uncertainty about the global economy.  The collapse of major financial institutions, including Washington Mutual and Lehman Brothers, and the need for a $700 billion government restructuring program reinforced the negative performance of equities.

Our short positions in the base metals markets created strong gains for the portfolio throughout the month.  The slide in metals prices was likely caused by a sharp decrease in the demand for raw materials as a result of tightening credit markets.  The devastating effect of the credit crunch on the economies of the BRIC nations (Brazil, Russia, India, and China) was especially key, as this group of nations has accounted for much of the demand in base metals over the past several years.

The portfolio earned modest gains in the livestock markets this past month.  A strengthening dollar and the declines in the prices of grains and feeds combined to create substantial pressure on the live cattle and lean hogs markets.

Results in the fixed income sector were mixed this past month.  Long positions in the European and U.S. debt markets earned modest profits as declining equities prices drove investors into the more risk-averse debt markets.  Profits were slightly offset, however, as long positions in the Asian equity markets endured setbacks in the Japanese Government Bond and Euroyen markets.

After heavy volatility in the energy sector, Grant Park finished slightly lower for the month.  Predominantly following moves in the U.S. dollar all throughout September, the crude oil markets experienced a rally mid-month, resulting in minor losses for the portfolio’s short positions.

The currency sector was not profitable during September.  Losses were generally caused due to short positions on the U.S. dollar against a number of emerging market currencies, including the Brazilian real, Indonesian rupiah, Indian rupee, and Turkish lira.  The consequences of the on-going credit crisis have been felt around the world and its impact is most clearly visible in the emerging nations.  Speculators have been driving these emerging currencies down against the dollar with the expectation that the U.S. will be able to recover faster than other less established nations.

OTHER FUND NEWS
On October 1, 2008, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated December 3, 2007.  The prospectus supplement serves as notification of the General Partner’s intention to add an additional commodity trading advisor to the Fund.  The new trading advisor, Quantitative Investment Management LLC (QIM), received an initial allocation October 1, 2008.  Grant Park will continue to retain its current trading relationships with its eight other existing advisors.

This change was the result of extensive qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement Grant Park’s current managers.  Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers.  It is the General Partner’s belief that the methods and market philosophies employed by the new manager compliments those used by our current managers and should add value.  However, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

In efforts to continuously provide excellent customer service, Dearborn Capital Management is in the process of making improvements to its fund administration system.  Some of the key changes include redesigned investor statements, online access

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

and new Investor ID numbers.  These updates will take place November 1, 2008.  You will receive a letter in mid-November detailing the change and it will be reflected on your October month-end statements.

Your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
SEPTEMBER 30, 2008

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	2,243,188	14,758,812	13,590,118	80,156,284	15,833,306	94,915,096
Change in Unrealized Income (Loss)	(812,030)	(1,115,384)	(4,919,600)	(5,761,060)	(5,731,630)	(6,876,444)
Brokerage Commissions	(23,432)	(156,303)	(141,963)	(904,322)	(165,395)	(1,060,625)
Exchange, Clearing Fees and NFA charges	(36,797)	(233,361)	(222,931)	(1,352,974)	(259,728)	(1,586,335)
Other Trading Costs	(54,518)	(521,501)	(330,290)	(3,011,943)	(384,808)	(3,533,444)
Change in Accrued Commissions	13,173	13,099	79,806	71,592	92,979	84,691

Net Trading Income (Loss)	1,329,584	12,745,362	8,055,140	69,197,577	9,384,724	81,942,939

Other Income:
Interest, U.S. Obligations	65,399	441,095	396,215	2,556,246	461,614	2,997,341
Interest, Other	108,527	1,290,914	657,498	7,382,020	766,025	8,672,934

Total Income (Loss)	1,503,510	14,477,371	9,108,853	79,135,843	10,612,363	93,613,214

Expenses:
Incentive Fees to Trading Managers	15,813	3,253,350	95,801	18,184,019	111,614	21,437,369
Administrative Fees	16,929	149,677	102,563	866,275	119,492	1,015,952
O&O Expenses	13,543	119,742	246,151	2,079,060	259,694	2,198,802
Brokerage Expenses	409,684	3,622,190	2,666,639	22,523,150	3,076,323	26,145,340
Illinois Replacement Tax

Total Expenses	455,969	7,144,959	3,111,154	43,652,504	3,567,123	50,797,463

Net Income (Loss)	1,047,541	7,332,412	5,997,699	35,483,339	7,045,240	42,815,751

Statement of Changes in Net Asset Value

Beginning Balance	77,086,056	72,077,907	470,438,101	383,607,889	547,524,157	455,685,796
Additions	2,598,429	14,912,293	12,321,873	95,356,631	14,920,302	110,268,924
Net Income (Loss)	1,047,541	7,332,412	5,997,699	35,483,339	7,045,240	42,815,751
Redemptions	(1,544,648)	(15,135,234)	(2,125,765)	(27,815,951)	(3,670,413)	(42,951,185)

Balance at SEPTEMBER 30, 2008	79,187,378	79,187,378	486,631,908	486,631,908	565,819,286	565,819,286
Total Units Held at End of The Period		54,877.25710		388,962.02985
Net Asset Value Per Unit		1,442.991		1,251.104
Rate of Return	1.31%	10.20%	1.24%	9.49%

 To the best of my knowledge and belief the
 information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP